EXHIBIT 3.1(i)



                            CERTIFICATE OF CORRECTION
                                       TO
                            CERTIFICATE OF AMENDMENT
                                     TO THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                          SUTTER HOLDING COMPANY, INC.


         Sutter Holding Company, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify:

         1. The Company filed a Certificate of Amendment to the Certificate of Incorporation on June 4, 2002 (the "Certificate of Amendment").

         2. Paragraph "FIRST" of the Certificate of Amendment was an inaccurate record of the corporate action therein referred to in that paragraph "FIRST" of the Certificate of Amendment amended Article 4 of the Company's Certificate of Incorporation to effect a one for 20 reverse stock split, but inadvertently omitted an amendment to the first sentence of Article 4 to reduce the number of share the Company is authorized to issue.

         3. As corrected, paragraph "FIRST" of the Certificate of Amendment reads in its entirety as follows:

               FIRST: (a) That Article 4 of the Certificate of Incorporation of the Company is hereby amended by deleting the first sentence thereof in its entirety and substituting therefor the following sentence:

               "The total number of shares of all classes of capital stock which the corporation shall have authority to issue is TWO MILLION (2,000,000), of which (i) One Million Eight Hundred Seventy Five Thousand (1,875,000) shares shall be Common Stock, par value $.0001 per share, and (Ii) One Hundred Twenty Five Thousand (125,000) shares shall be Preferred Stock, $.0001 par value per share."

                           (b) That Article FOURTH of the Certificate of
               Incorporation of the Company is hereby amended by adding to the end thereof a new paragraph C reading in its entirety as follows:

               "C. Reverse Stock Split. The issued and outstanding shares of common stock of the Company shall be and hereby are reclassified and combined into a lesser number of shares of common stock at a ratio of 20:1, such that each twenty (20) shares of common stock issued and outstanding shall be reclassified and combined into and become one share of common stock. Fractional shares resulting from the reclassification and combination of outstanding shares of common stock shall not be issued but shall be rounded up to a whole share. Following the effective date of the foregoing reclassification and combination of shares of common stock, until surrendered for cancellation and issuance of a replacement certificate, each certificate evidencing shares of common stock prior to such reclassification and combination of shares shall after the effective date of such reclassification and combination of shares evidence the number of shares into which such shares have been reclassified and combined. For purposes of determining the number of whole shares of common stock to which a stockholder is entitled to receive as a result of rounding up, all shares of common stock held by such stockholder, whether evidenced by one or more certificates, shall be aggregated."

               IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be signed by its duly authorized officer this 16 day of May, 2003.


                                    SUTTER HOLDING COMPANY, INC.



                                    By /s/ ROBERT E. DIXON
                                       -----------------------------
                                       Robert E. Dixon, Chief Executive Officer